SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549




RECD S.E.C.
JUL 0 2 2003
1086

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year ended December 30, 2001

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ______________________ to ____________________

Commission File Number 333-12998

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SAVINGS AND INVESTMENT PLAN
FOR THE STORES DIVISION OF ICI PAINTS
(the "Plan")
The Glidden Company
925 Euclid Avenue
Cleveland, OH 44115

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
9 Millbank
London SWIP 3JF

REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Report of Independent Auditors

Statements of Net Assets Available for Benefits
- December 30, 2001 and 2000

Statements of Changes in Net Assets Available for Benefits
- Years Ended December 30, 2001 and 2000

Notes to Financial Statements



SAVINGS AND INVESTMENT PLAN FOR THE STORES DIVISION OF ICI PAINTS

Financial Statements

December 30, 2001 and 2000

(With Independent Auditors' Report Thereon)

SAVINGS AND INVESTMENT PLAN
FOR THE STORES DIVISION OF ICI PAINTS

Table of Contents



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

Administrator of Savings and Investment
Plan for the Stores Division of ICI Paints:

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for the Stores Division of ICI Paints (the Plan) as of December 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

December 20, 2002



SAVINGS AND INVESTMENT PLAN
FOR THE STORES DIVISION OF ICI PAINTS

Statements of Net Assets Available for Benefits

December 30, 2001 and 2000

		2001	2000
Investments, at fair value:			
Investment in ICI Master Trust (note 5)	$	63,995,298	52,410,271
Participant loans		3,990,514	3,432,280
Total investments		67,985,812	55,842,551
Receivables:			
Investment income		—	6,425
Participants contributions		166,899	131,531
Employer contributions		120,439	54,616
Total receivables		287,338	192,572
Net assets available for benefits	$	68,273,150	56,035,123

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR THE STORES DIVISION OF ICI PAINTS

Statements of Changes in Net Assets Available for Benefits

Years ended December 30, 2001 and 2000

		2001	2000
Additions:			
Contributions from participants and rollovers	$	4,740,235	7,390,516
Contributions from employer		1,853,298	2,747,170
Transfer in (note 1(g))		14,654,966	—
Interest and dividends		—	708,875
Participant loan interest income		341,546	521,254
Total additions		21,590,045	11,367,815
Deductions:			
Distributions to participants or beneficiaries		4,229,915	16,941,235
Net investment loss in the ICI Master Trust (note 5)		5,122,103	3,925,706
Net depreciation in fair value of investments		—	3,825,206
Transfer out (note 1(g))		—	176,348,033
Total deductions		9,352,018	201,040,180
Net increase (decrease) in assets available for benefits		12,238,027	(189,672,365)
Net assets available for benefits:			
Beginning of year		56,035,123	245,707,488
End of year	$	68,273,150	56,035,123

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN
FOR THE STORES DIVISION OF ICI PAINTS

Notes to Financial Statements

December 30, 2001 and 2000

(1) Description of the Plan

The following description of the Savings and Investment Plan for the Stores Division of ICI Paints (the Plan), formerly known as the Retirement Savings and Investment Plan of ICI Paints, provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Effective July 1, 2000, the Retirement Savings and Investment Plan of ICI Paints (RSIP) was amended and restated as the Savings and Investment Plan for the Stores Division of ICI Paints (the Plan). All employees who are not employees of the Store's division were transferred to either the Savings and Investment Plan of the ICI Group (SIP) or the Savings and Investment Plan of the ICI Group in Puerto Rico (SIP Puerto Rico).

ICI Paints (the Company) ratified removal of Key Trust Company of Ohio, N.A. (Key) as the Trustee of the RSIP effective June 30, 2000, and the appointment of Fidelity Management Trust Company effective July 1, 2000, as the Trustee of the Plan, SIP and SIP Puerto Rico under the Master Trust, who agrees to be bound by the terms of the ICI Master Trust.

(a) Participation and Distributions

The Plan is a defined contribution plan to which all employees who meet certain age and service criteria are eligible to participate, except for employees who are members of a collective bargaining unit which has entered into an agreement providing for the exclusion of its members from the Plan or who are not Stores Division employees. The Plan is an individual account plan. Participant accounts are credited with participant and employer contributions and are adjusted for withdrawals or distributions elected by the participant. In addition, the accounts are adjusted for an allocation of the Plan's income, expenses, and any increases or decreases in the market value of plan assets.

(b) Contributions

Prior to the restatement of the Plan, eligible employees could contribute up to 14% of pretax compensation, as defined, through monthly payroll deductions, subject to relevant Internal Revenue Code limitations. Pretax contributions made to the Plan were matched by the Company in cash at 50% of the first 6% of participants' contributions.

Subsequent to the restatement of the Plan, eligible employees can contribute up to 15% of pretax compensation through monthly payroll deductions, subject to relevant Internal Revenue Code limitations and 12% after-tax of deferral compensation, as defined. The maximum that may be contributed in any combination of before-tax and after-tax money is 17% (subject to the annual pretax dollar limit). Pretax contributions made to the Plan are matched by the Company in cash at 100% of the first 3% of the participants' contributions.

(Continued)

(c) *Investment Programs*

Prior to the restatement, participant contributions and employer contributions were invested by Key (Trustee), in its capacity as plan trustee, as directed by the employee, in one or more of the funds described below. Participating employees may elect to change current contribution investment direction and transfer previously invested contributions from one fund to another electronically once a day. Earnings, interest, and dividends received from investments in each fund are reinvested in the fund in similar assets. The previous nine participant-directed investment funds and brief descriptions of the various plan investment funds are as follows:

- ***Guaranteed Investment Contract Fund***

  This fund was comprised principally of investment contracts with one or more insurance carriers or banks; the value of the contributions is guaranteed by the insurance carriers and banks against investment loss. At June 30, 2000, investments consisted of participation in the Trustee's Employee Benefits Money Market Fund and ICI Long-Term Income Fund, which is a master trust fund managed by the Employee Benefits Investment Committee ICI American Holdings, Inc. (subsidiary of Imperial Chemical Industries PLC).

  For period ending June 30, 2000, investments also consisted of guaranteed investment contracts with various insurance companies that paid interest at rates between 5.43% and 8.20%.

  On June 30, 2000, fair values approximate contract value, and there are no valuation reserves.

- ***Victory Growth Fund***

  This fund sought to provide long-term growth of capital by investing primarily in a diversified group of common stocks of issuers listed on a nationally recognized exchange with an emphasis on companies with superior prospects for long-term earnings growth and price appreciation.

- ***Putnam Investors Fund***

  This fund sought long-term growth of capital and any increased income that results from this growth. This fund invests mainly in common stocks of large U.S. companies, with a focus on growth stocks. Growth stocks are issued by companies whose earnings are believed to likely grow faster than the economy as a whole.

- ***INVESCO Total Return Fund***

  This fund primarily invested in a combination of common stocks of companies with a strong history of paying regular dividends and invested in debt securities. Debt securities include obligations of the U.S. Government and government agencies. The remaining assets of the fund are allocated among these and other investments at INVESCO's discretion, based upon current business, economic, and market conditions.

- *EB Equity Index Fund*

  This fund primarily invested in a diversified portfolio of common stocks included in the S&P's 500 Index, the S&P's stock index futures contract, and other derivative securities designed to replicate the performance of the S&P's 500 Index, thereby achieving total return through a combination of capital appreciation and dividend income.

- *American Washington Mutual Investors Fund*

  This fund sought to provide current income and the opportunity for growth of principal consistent with sound common-stock investing. The fund invests in stocks of U.S. companies that meet strict standards based on requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds. The fund may not invest in companies that derive their primary revenues from alcohol or tobacco.

- *International Fund*

  This fund invested primarily in equity securities of issuers domiciled in Europe and the Pacific Basin. The fund's objective is to seek long-term growth of capital by investing in companies based outside the United States. At June 30, 2000, these investments consisted of participation in the American EuroPacific Growth Fund, which is a traded mutual fund managed by American Funds Service Company.

- *Company Stock Fund*

  This fund invested primarily in Imperial Chemical Industries PLC American Depository Receipts (ICI ADRs), which are traded on the New York Stock Exchange. At June 30, 2000, investments consisted of participation in ICI ADRs and the Trustee's Employee Benefits Money Market Fund.

- *Neuberger Berman Genesis Asset Fund*

  This fund's objective was to seek capital appreciation. This fund invested primarily in common stocks of companies with small market capitalization (small-cap companies). Market capitalization means the total market value of a company's outstanding common stock. The fund regards companies with market capitalization of up to $1.5 billion at the time of investment as small-cap companies. The small-cap fund searches for companies with entrepreneurial management, sound finances, and strong potential for market growth.

Subsequent to the restatement, participant contributions and employer contributions as well as previous balances were invested by the Plan's New Trustee, Fidelity Management Trust Company (New Trustee), as directed by the employee, in one or more of the funds in the ICI Master Trust described below. The ten participant-directed investment funds and brief descriptions of the various plan investment funds are as follows:

- *ICI Long-term Income Fund*

  This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bond, or bond portfolios. The fund's rate of return is a blended rate that varies based on the underlying investments.

- *Fidelity Balanced Fund*

  This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund will invest approximately 25% of assets in fixed income senior securities including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk.

- *Mellon Capital Asset Allocation Strategy Fund*

  The Mellon Capital Asset Allocation Strategy, which is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment advisor.

- *Fidelity Equity Income Fund*

  This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities including lower-quality debt securities. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

- *Fidelity U.S. Equity Index Pool Fund*

  This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index.

- *Fidelity Magellan Fund*

  This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of your investment over the long term through capital appreciation.

(Continued)

- *Fidelity Aggressive Growth Fund*

  This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of your investment over the long term through capital appreciation.

- *T.Rowe Price Small-Cap Stock Fund*

  This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

- *American Funds Europacific Growth Fund*

  This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-US companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange rate fluctuations and the action of foreign governments.

- *ICI Company Stock Fund*

  Invests primarily in Imperial Chemical Industries PLC American Depository Receipts (ADRs), which are traded on the New York Stock Exchange. The rate of return results from a combination of the movement in the price of the stock and the movement in the exchange ratio of U.S. dollars to British pounds sterling.

(d) Vesting

Participants are 100% vested at all times in the value of their contributions, the Company's matching contributions and income or loss thereon.

(e) Termination Provision

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. It may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event that such discontinuance results in the termination of the Plan, no further contributions shall be made by the Company.

(f) Payment of Benefits

On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or may rollover the vested account balance into another qualified plan.

(Continued)

(g) Transfer of Plan Assets

In 2000, a transfer out of $176,348,033 in plan assets occurred. The transfer was related to the realignment of ICI Paints personnel into the Savings and Investment Plan of ICI Group in Puerto Rico and the Savings and Investment Plan of ICI Group on June 30, 2000.

In 2001, a transfer in of $14,654,966 was transferred to the Plan from the SIP. These assets represent those allocated to ICI Paints Stores personnel which were previously included in the SIP.

(2) Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

(b) Valuation of Investments and Financial Investments

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates of deposit are valued at cost, which approximates market value. Short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost. The plan administrator does not believe it is practicable to estimate fair value of participant loans as they are not material to the Plan. The participant loans have fixed rates of interest, established by the plan administrator at the time of the loan's origination, and approximate prevailing market rates (7.0% to 10.5% and 5.8% to 12.0% at December 30, 2001 and 2000, respectively).

(c) Basis of Security Transactions

Security transactions are accounted for on the trade date. Gain or loss on securities sold is based on average cost.

(d) Recognition of Income from Investments

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

(Continued)

(e) ***Plan Cost and Expenses***

Generally costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the Trustee, are paid by the Company. The Mellon Capital investment management fees are charged to the Mellon Capital Allocation Strategy Fund. Effective July 1, 2000, fiduciary capital management's investment advisory fees are charged to the ICI Long-term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment management fees are paid from the assets of the trust fund.

(f) ***Participants' Withdrawals***

Payments to participants for elected withdrawals and distributions are recognized as a reduction of plan assets when paid by the Trustee.

(g) ***Participants' Loans***

Participants' loans are stated at amortized cost.

(h) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

(i) ***Risk and Uncertainties***

The assets of the Plan are primarily financial instruments which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. The Plan's investments are subject to risk conditions of the individual fund investment objectives, stock markets (which in the United States and in certain international markets continued to experience significant declines in the months following December 31, 2001), bond market performance, interest rates, economic conditions, and world affairs.

(j) ***New Accounting Pronouncements***

On December 31, 2000, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activies – Deferral of the Effective Date of SFAS No. 133," and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." The adoption of these statements did not have a significant impact on the financial statements of the Plan.

(Continued)

(k) Reclassifications

Certain amounts have been reclassified in the 2000 financial statements to conform with the current year presentation.

(3) Loans to Plan Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 over a 12-month period or 50% of their account balance. Loan transactions are accounted for in the Loan Fund. The loans are secured by the balance in the participant's account. Interest rates range from 7% to 10.5%, with loan terms from one to five years; however, the Plan allows a term of up to 15 years on a loan used to purchase a personal residence. For loans after July 1, 2000, the Plan allows a term of up to 25 years for a loan used to purchase a personal residence. Principal and interest are paid ratably through monthly payroll deductions.

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5) Interest in Master Trust

At December 30, 2001 and 2000, the Plan's investments (excluding participant loans) were held in the ICI Master Trust, which was established for the investment assets of the Plan and several other ICI company sponsored plans. Each participating plan has an undivided interest in the ICI Master Trust. The assets of the ICI Master Trust are held by the New Trustee. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by plan in each fund.

SAVINGS AND INVESTMENT PLAN
FOR THE STORES DIVISION OF ICI PAINTS

Notes to Financial Statements

December 30, 2001 and 2000

The following table presents the fair value of investments in the ICI Master Trust at December 30, 2001 and 2000:

	2001	2000
ICI Long Term Income Fund	$ 270,837,685	256,060,749
Mellon Capital Asset Allocation Fund	19,121,140	22,488,477
T. Rowe Price Small Cap Stock Fund	17,937,908	14,028,443
American Funds Europacific Growth Funds	13,502,507	17,472,124
ICI Company Stock Fund*	18,736,969	30,788,711
Fidelity Magellan Fund	178,307,555	224,487,001
Fidelity Equity Income Fund	57,750,725	63,018,751
Fidelity Balanced Fund	26,780,444	23,179,119
Fidelity Aggressive Growth	28,940,010	54,401,137
Fidelity US Equity Index Pool Fund	52,267,493	66,565,742
	$ 684,182,436	772,490,224
Plan's proportionate share	9.4%	6.8%

*Nonparticipant directed through June 30, 2000

(Continued)

SAVINGS AND INVESTMENT PLAN
FOR THE STORES DIVISION OF ICI PAINTS

Notes to Financial Statements

December 30, 2001 and 2000

Net (decrease) increase in fair value by investment for the years ended December 30, 2001 and 2000 are as follows:

		2001	2000
ICI Long Term Income Fund	$	14,776,936	(52,713,895)
Mellon Capital Asset Allocation Fund		(3,367,337)	(15,902,047)
T. Rowe Price Small Cap Stock Fund		3,909,495	14,028,413
American Funds Europacific Growth Funds		(3,969,617)	2,930,716
ICI Company Stock Fund*		(12,051,742)	10,796,302
Fidelity Magellan Fund		(46,179,446)	224,487,001
Fidelity Equity Income Fund		(5,268,026)	63,018,751
Fidelity Balanced Fund		3,601,325	23,179,119
Fidelity Aggressive Growth		(25,461,127)	54,401,137
Fidelity US Equity Index Pool Fund		(14,298,249)	66,565,742
T. Rowe Price Equity Income Fund		—	(28,693,978)
American Express IDS New Dimension Common Stock Fund		—	(61,934,486)
American Century Investors Ultra Fund		—	(56,779,410)
S&P 500 Flagship Series C Fund		—	(25,629,853)
PBHG Growth Fund		—	(4,863,898)
Total net (decrease) increase in fair value of investments	$	(88,307,788)	212,889,614

*Nonparticipant directed through June 30, 2000

The following table presents the net investment loss of investments in the ICI Master Trust for the year ended December 31, 2000 and for the six months ended December 30, 2000:

		2001	2000
Net investment loss:			
Interest income and dividends	$	24,385,936	26,724,589
Net depreciation in fair value of investments		(75,583,947)	(67,011,177)
	$	(51,198,011)	(40,286,588)
Plan's proportionate share		10.0%	9.7%

(Continued)

(6) Expenses

All cost and expenses incident to the administration of the Plan and the management of the trust fund, including compensation of the Trustee, were paid by the Company. Brokerage charges and fees incurred in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

(7) Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 7, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.

Effective July 1, 2000, the Plan was amended and restated. The Company has not yet received a determination letter for the amended and restated plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 30, 2001. Therefore, no provision for income taxes is included in the Plan's financial statements.

(8) Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Act of 1933 which requires the Plan to file an annual report on Form 11-K within 180 days of the end of the Plan's fiscal year. As of December 20, 2002, the Plan has not made such filing.

(9) Related-Party Transactions

At December 30, 2001, the Plan had a 20.92% beneficial interest in the ICI Company Stock Fund (an investment fund of the Master Trust), which holds ICI ADRs as its principal investment.

(10) Subsequent Events

As of December 31, 2001, the Plan was renamed the Retirement Savings Plan for the Stores Division of ICI Paints.

Effective the plan year beginning December 31, 2002, Code 401(a)(17) limit on compensation will increase to $200,000. The $200,000 limit will apply to the Business Contribution paid in 2002 and to other contributions. In addition, the Code 402(g) limit will increase to $11,000 (indexed).

Effective January 1, 2002, increase before-tax contribution deferral percentage from a maximum of 15% to 25%.

Effective for hardship distributions on or after January 1, 2002, change suspension to 6 months from one year and eliminate subsequent year adjustment of Code 402(g) limit.

(Continued)

Effective April 1, 2002, a participant who is not eligible to participate in a defined pension plan of the ICI Group will be eligible for a Retirement Contribution unless (i) he agrees in writing that he is not eligible or (ii) he is a member of a collective bargaining unit that has not negotiated the Retirement Contribution. The Retirement Contribution is 4%. Retirement Contributions are not withdrawable prior to termination of employment, are not eligible for loans and are not counted to determine the amount available for a loan. Vesting is a five-year cliff.

Effective April 1, 2002, the following new funds were added: Vanguard Total Bond Market Index Fund; Fidelity Lifestyle Freedom Fund 2040; Fidelity Lifestyle Freedom Fund 2030; Fidelity Lifestyle Freedom Fund 2020; Fidelity Lifestyle Freedom Fund 2010; and Fidelity Lifestyle Freedom Income Fund.

On February 4, 2002, Imperial Chemical industries PLC (ICI) announced a rights offering. Under the rights offering, holders of 11 ICI American Depositary Shares (ADS) were allowed to purchase 7 new ADS's at the price of $11.42. The rights offering was extended to participants in the Plan who had an interest in the ICI Company Stock Fund on February 26, 2002. Participants could either sell the rights real time or exercise the rights. If the rights were not exercised by March 11, 2002, the rights were sold by Fidelity through a batch process. The $11.42 exercise price held a buffer to cover currency fluctuation between the pound sterling and the U.S. dollar. Approximately $1 for each exercised right was refunded to the Plan and allocated to the applicable participant's account and then transferred to the ICI Company Stock Fund.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Savings and Investment Plan For the
Stores Division of ICI Paints

Date: June 27, 2003

By: Thomas M. Hindmarsh
Designated Representative

CERTIFICATION REQUIRED BY
18 USC § 1358

The undersigned, in his capacity as Employee Benefits and Tax Counsel, certifies, to the best of his knowledge, that the financial statements made a part of the Form 11-k fully comply with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 780(a) or 780(d)) and that the information contained in this Form 11-k fairly presents in all materially respects the Net Assets Available For Plan Benefits and Changes in Net Assets Available For Plan Benefits of the Savings and Investment Plan For the Stores Division of ICI Paints for the plan year ending December 30, 2001.

Date: June 27, 2003

By: Thomas M. Hindmarsh
Employee Benefits and Tax Counsel

EXHIBIT INDEX

(1) Consent of KPMG LLP, independent auditors.



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Consent

Employee Benefits Investment Committee
ICI America Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-12998) on Form S-8 of Imperial Chemical Industries PLC of our report dated December 20, 2002 relating to the statements of net assets available for benefits of the Savings and Investment Plan for the Stores Division of ICI Paints as of December 30, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 30, 2001 annual report on Form 11-K of the Savings and Investment Plan for the Stores Division of ICI Paints.

KPMG LLP

Short Hills, New Jersey
June 25, 2003